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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

JUPITER MEDIA METRIX, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

33388751
(CUSIP Number)

Jason L. Gray, Esq. NetRatings, Inc. 890 Hillview Court, Suite 300 Milpitas, California 95035 (408) 957-0699	James A. Ross, Esq. VNU, Inc. 770 Broadway New York, New York 10003 (646) 654-5000

with copies to:

Henry Lesser, Esq. Gray Cary Ware & Freidenreich LLP 400 Hamilton Avenue, Palo Alto, California 94301 (650) 833-2000	Emanuel Cherney, Esq. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2001
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 33388751	Page 2 of 17 pages

1.	NAME OF REPORTING PERSON: NetRatings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 77-0461990

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / / (b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7.	SOLE VOTING POWER None
OF SHARES
BENEFICIALLY OWNED	8.	SHARED VOTING POWER(1) 8,369,649
BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER None
WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(2) 8,369,649

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(2) Approximately 23.4%

14.	TYPE OF REPORTING PERSON CO

(1)
NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") have entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Jupiter Media Metrix'), pursuant to which signatory stockholders have, as described in greater detail in this Schedule 13D, among other things, (1) agreed to vote their shares of Jupiter Media Metrix common stock ("Jupiter Media Metrix Common Stock") in favor of the merger of Sub with and into Jupiter Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001 by and among NetRatings, Jupiter Media Metrix and Sub, and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Jupiter Media Metrix Common Stock in favor of the Merger and against any such competing transactions. NetRatings does not have any rights as a stockholder of Jupiter Media Metrix pursuant to the Stockholders Agreement.

(2)
The aggregate amount and the percentage were calculated in accordance with Rule 13d-3 and reflect the total number of shares of Jupiter Media Metrix Common Stock that would have been outstanding as of October 25, 2001 giving effect to the issuance of approximately 408,534 shares issuable upon exercise of immediately exercisable options or options exercisable within 60 days of October 25, 2001 held by stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement. Without giving effect to the issuance of such additional option shares, there were 7,961,115 shares of outstanding Jupiter Media Metrix Common Stock held by the stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement, representing approximately 22.3% of the shares of Jupiter Media Metrix Common Stock outstanding on October 25, 2001.

CUSIP No. 33388751	Page 3 of 17 pages

1.	NAME OF REPORTING PERSON: Sonoma Acquisition Corp., LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / / (b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7.	SOLE VOTING POWER None
OF SHARES
BENEFICIALLY OWNED	8.	SHARED VOTING POWER(3) 8,369,649
BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER None
WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(3)(4) 8,369,649

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(4) Approximately 23.4%

14.	TYPE OF REPORTING PERSON CO

(3)
NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") have entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Jupiter Media Metrix'), pursuant to which signatory stockholders have, as described in greater detail in this Schedule 13D, among other things, (1) agreed to vote their shares of Jupiter Media Metrix common stock ("Jupiter Media Metrix Common Stock") in favor of the merger of Sub with and into Jupiter Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001 by and among NetRatings, Jupiter Media Metrix and Sub, and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Jupiter Media Metrix Common Stock in favor of the Merger and against any such competing transactions. Net Ratings does not have any rights as a stockholder of Jupiter Media Metrix pursuant to the Stockholders Agreement.

(4)
The aggregate amount and the percentage were calculated in accordance with Rule 13d-3 and reflect the total number of shares of Jupiter Media Metrix Common Stock that would have been outstanding as of October 25, 2001 giving effect to the issuance of approximately 408,534 shares issuable upon exercise of immediately exercisable options or options exercisable within 60 days of October 25, 2001 held by stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement. Without giving effect to the issuance of such additional option shares, there were 7,961,115 shares of outstanding Jupiter Media Metrix Common Stock held by the stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement, representing approximately 22.3% of the shares of Jupiter Media Metrix Common Stock outstanding on October 25, 2001.

CUSIP No. 33388751	Page 4 of 17 pages

1.	NAME OF REPORTING PERSON: Nielsen Media Research, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-1450569

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / / (b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7.	SOLE VOTING POWER None
OF SHARES
BENEFICIALLY OWNED	8.	SHARED VOTING POWER(5) 8,369,649
BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER None
WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(5)(6) 8,369,649

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(6) Approximately 23.4%

14.	TYPE OF REPORTING PERSON CO

(5)
NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") have entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Jupiter Media Metrix'), pursuant to which signatory stockholders have, as described in greater detail in this Schedule 13D, among other things, (1) agreed to vote their shares of Jupiter Media Metrix common stock ("Jupiter Media Metrix Common Stock") in favor of the merger of Sub with and into Jupiter Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001 by and among NetRatings, Jupiter Media Metrix and Sub, and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Jupiter Media Metrix Common Stock in favor of the Merger and against any such competing transactions. Net Ratings does not have any rights as a stockholder of Jupiter Media Metrix pursuant to the Stockholders Agreement.

(6)
The aggregate amount and the percentage were calculated in accordance with Rule 13d-3 and reflect the total number of shares of Jupiter Media Metrix Common Stock that would have been outstanding as of October 25, 2001 giving effect to the issuance of approximately 408,534 shares issuable upon exercise of immediately exercisable options or options exercisable within 60 days of October 25, 2001 held by stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement. Without giving effect to the issuance of such additional option shares, there were 7,961,115 shares of outstanding Jupiter Media Metrix Common Stock held by the stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement, representing approximately 22.3% of the shares of Jupiter Media Metrix Common Stock outstanding on October 25, 2001.

CUSIP No. 33388751	Page 5 of 17 pages

1.	NAME OF REPORTING PERSON: ACNielsen Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-1454128

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / / (b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7.	SOLE VOTING POWER None
OF SHARES
BENEFICIALLY OWNED	8.	SHARED VOTING POWER(7) 8,369,649
BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER None
WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(7)(8) 8,369,649

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(8) Approximately 23.4%

14.	TYPE OF REPORTING PERSON CO

(7)
NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") have entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Jupiter Media Metrix'), pursuant to which signatory stockholders have, as described in greater detail in this Schedule 13D, among other things, (1) agreed to vote their shares of Jupiter Media Metrix common stock ("Jupiter Media Metrix Common Stock") in favor of the merger of Sub with and into Jupiter Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001 by and among NetRatings, Jupiter Media Metrix and Sub, and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Jupiter Media Metrix Common Stock in favor of the Merger and against any such competing transactions. Net Ratings does not have any rights as a stockholder of Jupiter Media Metrix pursuant to the Stockholders Agreement.

(8)
The aggregate amount and the percentage were calculated in accordance with Rule 13d-3 and reflect the total number of shares of Jupiter Media Metrix Common Stock that would have been outstanding as of October 25, 2001 giving effect to the issuance of approximately 408,534 shares issuable upon exercise of immediately exercisable options or options exercisable within 60 days of October 25, 2001 held by stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement. Without giving effect to the issuance of such additional option shares, there were 7,961,115 shares of outstanding Jupiter Media Metrix Common Stock held by the stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement, representing approximately 22.3% of the shares of Jupiter Media Metrix Common Stock outstanding on October 25, 2001.

CUSIP No. 33388751	Page 6 of 17 pages

1.	NAME OF REPORTING PERSON: VNU N.V. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / / (b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER	7.	SOLE VOTING POWER None
OF SHARES
BENEFICIALLY OWNED	8.	SHARED VOTING POWER(9) 8,369,649
BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER None
WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(9)(10) 8,369,649

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(10) Approximately 23.4%

14.	TYPE OF REPORTING PERSON CO

(9)
NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") have entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Jupiter Media Metrix'), pursuant to which signatory stockholders have, as described in greater detail in this Schedule 13D, among other things, (1) agreed to vote their shares of Jupiter Media Metrix common stock ("Jupiter Media Metrix Common Stock") in favor of the merger of Sub with and into Jupiter Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001 by and among NetRatings, Jupiter Media Metrix and Sub, and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Jupiter Media Metrix Common Stock in favor of the Merger and against any such competing transactions. Net Ratings does not have any rights as a stockholder of Jupiter Media Metrix pursuant to the Stockholders Agreement.

(10)
The aggregate amount and the percentage were calculated in accordance with Rule 13d-3 and reflect the total number of shares of Jupiter Media Metrix Common Stock that would have been outstanding as of October 25, 2001 giving effect to the issuance of approximately 408,534 shares issuable upon exercise of immediately exercisable options or options exercisable within 60 days of October 25, 2001 held by stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement. Without giving effect to the issuance of such additional option shares, there were 7,961,115 shares of outstanding Jupiter Media Metrix Common Stock held by the stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement, representing approximately 22.3% of the shares of Jupiter Media Metrix Common Stock outstanding on October 25, 2001.

Item 1.  Security and Issuer.

    This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Shares" or the "Jupiter Media Metrix Common Stock") of Jupiter Media Metrix, Inc., a Delaware corporation ("Jupiter Media Metrix"). The principal executive offices of Jupiter Media Metrix are located at 21 Astor Place, New York, NY 10003.

Item 2.  Identity and Background.

  (a) - (c)

    This Schedule 13D is being filed on behalf of NetRatings, Inc., a Delaware corporation ("NetRatings"), Sonoma Acquisition Corp., LLC, a Delaware limited liability company ("Sub"), Nielsen Media Research, Inc., a Delaware corporation ("NMR"), ACNielsen Corporation, a Delaware corporation ("ACNielsen"), and VNU N.V., a Netherlands corporation ("VNU", and, together with NetRatings, Sub, NMR and ACNielsen, the "Reporting Persons"). A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and is incorporated herein by reference.

    NetRatings' and Sub's principal place of business and office address is 890 Hillview Court, Milpitas, California 95035. NetRatings is principally engaged in the business of internet audience measurement and analysis. Sub is an acquisition subsidiary formed by NetRatings to engage in the Merger (as defined below) with Jupiter Media Metrix. Sub is a wholly-owned subsidiary of NetRatings.

    NMR's principal place of business and office address is 299 Park Avenue, New York, New York 10171. NMR is principally engaged in the business of providing television audience measurement and related services in the United States and Canada.

    ACNielsen's principal place of business and office address is 177 Broad Street, Stamford, Connecticut 06901. ACNielsen is principally engaged in the business of delivering market research information and analysis to the consumer products and services industries.

    VNU's principal place of business and office address is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. VNU is principally engaged in the business of international media and international information services activities.

    NMR and ACNielsen collectively own approximately 63% of the outstanding shares of NetRatings common stock. As described in greater detail in the immediately following paragraph, VNU indirectly owns 100% of the voting stock of NMR and of ACNielsen.

    NMR is a wholly-owned subsidiary of VNU, Inc. ("VNU, Inc."), which in turn is a wholly-owned subsidiary of VNU International B.V., which is a wholly-owned subsidiary of VNU. VNU, Inc.'s principal place of business and office address is 770 Broadway, New York, New York 10003.

    VNU, Inc.'s principal business is publishing and information services activities. VNU International B.V.'s principal business and office address is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. VNU International B.V. is a holding company, the principal business of which is to hold certain of VNU's investments and operations, including ACN Holdings Inc. and VNU, Inc.

    ACNielsen is a wholly-owned subsidiary of ACN Holdings Inc., which in turn is a wholly-owned subsidiary of VNU International B.V., which itself is a wholly-owned subsidiary of VNU.

    ACN Holdings Inc.'s principal business and office address is 770 Broadway, New York, New York 10003. ACN Holdings Inc. is a holding company which holds all of the shares of ACNielsen.

    Schedule 1 hereto, which is incorporated herein by reference, sets forth, with respect to each executive officer and director of the Reporting Persons and, in the case of Sub, its managing members (hereinafter, the "Related Persons"), such person's name, business address and present principal employment, the name and address of any corporation or other organization in which such employment is conducted and such person's citizenship.

  (d) - (e)

    Neither the Reporting Persons, VNU, Inc., ACN Holdings Inc., VNU International B.V. nor, to the best knowledge of the Reporting Persons, any of the Related Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

    The consideration and the nature of the beneficial ownership of the Shares acquired by the Reporting Persons is described in Item 4 below. The Reporting Persons are filing this Schedule 13D as a result of the execution by NetRatings and Sub of a Stockholders Agreement (the "Stockholders Agreement"), dated as of October 25, 2001, among NetRatings, Sub and various Jupiter Media Metrix stockholders listed therein (the "Stockholders"), and not as a result of any acquisition of Shares by NetRatings or any other Reporting Person.

Item 4.  Purpose of Transaction.

    On October 25, 2001, NetRatings, Sub and Jupiter Media Metrix entered into an Agreement and Plan of Merger (as amended from time to time, the "Merger Agreement"). The following is a summary of the Merger Agreement. This summary is not a complete description of the Merger Agreement, and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2 hereto, and which is specifically incorporated herein by reference.

    The Merger Agreement provides for a taxable reverse triangular merger (the "Merger"), in connection with which Sub, a wholly-owned subsidiary of NetRatings, will merge with and into Jupiter Media Metrix. At the effective time of the Merger, the separate existence of Sub will cease, and Jupiter Media Metrix will survive as a wholly-owned subsidiary of NetRatings. Jupiter Media Metrix stockholders can elect to receive, for each share of Jupiter Media Metrix Common Stock held by them, either (i) $1.95 in cash ("Cash Consideration") or (ii) 0.1490 shares of NetRatings common stock ("Share Consideration"), subject to pro-ration such that no more than 50% of the "aggregate transaction value" (i.e., the Cash Consideration times the number of outstanding shares of Jupiter Media Metrix Common Stock) will be paid in cash and at least 30% of the aggregate transaction value will be paid in cash. The purchase price will be reduced dollar for dollar to the extent (A) the expenses incurred in terminating certain of Jupiter Media Metrix's foreign joint ventures exceed $5 million, and (B) of Jupiter Media Metrix's borrowings (including interest) under the $25 million credit facility being made available by NetRatings to Jupiter Media Metrix (the "Credit Facility") described in the following paragraph. The Merger Agreement contains a "no shop" provision which limits the ability of the Company to engage in, discuss and consider mergers and other business combination transactions other than the Merger. Also, the Merger Agreement contemplates that certain international operations and joint ventures of Jupiter Media Metrix will be terminated prior to the closing of the Merger and the costs of such termination will, subject to certain exceptions, be included in the potential reduction in purchase price described above if and to the extent they exceed $5 million. NetRatings shares to be issued in the Merger will be registered on an S-4 Registration Statement to be filed by NetRatings with the Securities and Exchange Commission.

    NetRatings has made the Credit Facility available to Jupiter Media Metrix under a Loan and Security Agreement (the "Loan and Security Agreement"), dated as of October 25, 2001, among

NetRatings, as lender, Jupiter Media Metrix and AdRelevance, Inc., IRG Acquisition Corp., Jupiter Communications, Inc., MMXI Holdings, Inc. and Net Market Makers, Inc., each of which is a wholly-owned subsidiary of Jupiter Media Metrix (collectively the "Borrower"). This paragraph and the immediately preceding paragraph do not contain a complete description of the Credit Facility or the Loan and Security Agreement, and are qualified in their entirety by reference to the Loan and Security Agreement, which is filed as Exhibit 4 hereto, and which is specifically incorporated herein by reference. Under the Loan and Security Agreement, the Borrowers have granted to NetRatings a first priority lien on substantially all of their tangible and intangible assets (the "Collateral") in order to secure their obligations to NetRatings in connection with the Credit Facility. If an event of default should occur and be continuing under the Credit Facility, NetRatings would be entitled to exercise rights and remedies with respect to the Collateral that are of the nature customarily available to secured lenders upon the occurrence of an event of default by a borrower.

    Also in connection with the Merger, (i) the directors of Sub immediately prior to the effective time of the Merger would become the directors of Jupiter Media Metrix, (ii) the certificate of incorporation and bylaws of Jupiter Media Metrix would be amended and restated at the effective time of the Merger as contemplated by the Merger Agreement, (iii) the registration of the Jupiter Media Metrix Common Stock would, pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, be terminated and (iv) the Jupiter Media Metrix Common Stock would be delisted from the NASDAQ National Market. The closing of the Merger under the Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions.

    Concurrently with the execution of the Merger Agreement, as an inducement and in consideration of NetRatings and Sub entering into the Merger Agreement, the Stockholders (which include all of the current directors of Jupiter Media Metrix) have entered into the Stockholders Agreement with NetRatings and Sub. The following summary of the Stockholders Agreement is not a complete description of the Stockholders Agreement, and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit 3 hereto, and which is specifically incorporated herein by reference.

    Pursuant to the Stockholders Agreement, each Stockholder has agreed to vote, at any meeting of the stockholders of Jupiter Media Metrix and any adjournments or postponements thereof (or to execute written consents in respect of), all shares of Jupiter Media Metrix Common Stock held by him as of the date of the Stockholders Agreement (as set forth opposite his name in Schedule I to the Stockholders Agreement) and all shares of Jupiter Media Metrix Common Stock acquired by him after the date of the Stockholders Agreement, whether pursuant to the exercise of options to purchase shares of Jupiter Media Metrix Common Stock or otherwise, (i) in favor of the adoption and approval of the Merger Agreement (including, subject to certain exceptions, any revised or amended Merger Agreement approved by the board of directors of Jupiter Media Metrix) and (ii) against certain alternative merger and business combination proposals and certain other transactions or actions, including but not limited to the dissolution or liquidation of Jupiter Media Metrix or amendments to Jupiter Media Metrix's certificate of incorporation or bylaws, that could reasonably be expected to frustrate, impede or delay the Merger and the other transactions contemplated by the Merger Agreement. Each Stockholder has also granted NetRatings, and any designee of NetRatings, an irrevocable proxy to vote such Stockholder's Shares in accordance with the voting obligations of the Stockholders Agreement, at any meeting of Jupiter Media Metrix stockholders, however called (and execute written consents with respect to such Shares), as security for performance by the Stockholders of their obligations thereunder (the "Proxy"). Under the Stockholders Agreement, the Stockholders also agreed to certain restrictions on their ability to transfer or agree to transfer their Shares, grant proxies with respect to their Shares, enter into voting trusts or voting agreements or similar agreements or arrangements with respect to their Shares or take other actions that would in any way restrict, limit or interfere with their obligations under the Stockholders Agreement. Further, the Stockholders Agreement contains a nonsolicitation covenant prohibiting the Stockholders (in their capacities as stockholders of Jupiter Media Metrix) from engaging in discussions, negotiations and communications, and entering into agreements, with respect to certain competing merger and business combination transaction proposals relating to Jupiter Media Metrix, and requiring them to keep NetRatings informed as to the existence and terms and conditions of any such proposals.

    The table below lists, in addition to certain additional information, the names of each Stockholder and the number of Shares beneficially owned by each such Stockholder in which the Reporting Persons may be deemed to have beneficial ownership because of the Proxy and the Stockholders Agreement, as described in Item 5 below.

Name of Stockholder	Number of Shares of Jupiter Media Metrix Common Stock Beneficially Owned by Stockholder and Subject to the Stockholder Agreement(11)	Number of Shares of Jupiter Media Metrix Common Stock Outstanding as of October 25, 2001 Held by Stockholder and Subject to the Stockholder Agreement(12)
Tod Johnson	5,291,727	5,166,727
Robert Becker	-0-	-0-
Eugene DeRose	1,652,102	1,579,970
Kurt Abrahamson	872,625	829,760
William W. Helman	59,648	40,795
Robert Kavner	214,057	189,200
Stig A. Kry	31,123	3,000
James Mortensen	54,514	28,809
Andrew Parsons	24,187	12,000
Randy Pausch	51,312	-0-
Will Hodgman	118,354	110,854
Totals	8,369,649	7,961,115

(11)
Calculated in accordance with Rule 13d-3 and includes the number of shares of Jupiter Media Metrix Common Stock issuable upon exercise of options exercisable on or within 60 days of October 25, 2001.

(12)
Includes only the number of issued and outstanding shares of Jupiter Media Metrix Common Stock held.

    Reference to, and descriptions of, the Merger Agreement, the Stockholders Agreement and the Loan and Security Agreement set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stockholders Agreement and the Loan and Security Agreement included as Exhibits 2, 3 and 4, respectively, to this Schedule 13D, which are incorporated in this Item 4 in their entirety where such references and descriptions appear.

    Except as otherwise set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Jupiter Media Metrix, or the disposition of securities of Jupiter Media Metrix; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Jupiter Media Metrix or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Jupiter Media Metrix or any of its subsidiaries; (iv) any change in the present board of directors or management of Jupiter

Media Metrix; (v) any material change in the present capitalization or dividend policy of Jupiter Media Metrix; (vi) any other material change in Jupiter Media Metrix's business or corporate structure; (vii) changes to Jupiter Media Metrix's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of Jupiter Media Metrix by any person: (viii) causing the Shares to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (ix) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those set forth in this paragraph.

Item 5.  Interest in Securities of the Issuer.

  (a) and (b)

    By reason of NetRatings' rights, and the Stockholders' obligations, pursuant to the Stockholders Agreement and the Proxy granted to NetRatings, each as described in Item 4, NetRatings and Sub have the right to direct the votes of 8,369,649(13) Shares held by the Stockholders (the "Subject Shares"), as to the matters which may come before the stockholders of NetRatings that are the subject of the Stockholders Agreement. Therefore, NetRatings and Sub may be deemed to beneficially own the Subject Shares, which constitute approximately 23.4%(13) of the issued and outstanding shares of Jupiter Media Metrix Common Stock as of October 25, 2001.

    In addition, as described in Item 2 above, VNU, together with NMR and ACNielsen, exercise voting control over a majority of the outstanding shares of NetRatings common stock, and therefore, each of NMR, ACNielsen and VNU may be deemed to share, together with NetRatings and Sub, the power to direct the vote of the Subject Shares as to the matters that may become before the stockholders of NetRatings that are the subject of the Stockholders Agreement, and accordingly may be deemed to own beneficially the Subject Shares, which constitute approximately 23.4%(13) of the issued and outstanding shares of Jupiter Media Metrix Common Stock as of October 25, 2001.

    Except as set forth in this Schedule 13D, none of the Reporting Persons is, and to the knowledge of the Reporting Persons, no Related Person is, the "beneficial owner," as such term is defined in Rule 13d-3 under the Exchange Act of any Shares.

  (c)

    Except as set forth herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any Related Person, effected any transactions in shares of Jupiter Media Metrix Common Stock during the sixty day period immediately preceding the date hereof.

  (d) and (e)

    Not applicable.

    Reference to, and descriptions of the Stockholders Agreement set forth above in this Item 5 are qualified in their entirety by reference to the copy of the Stockholders Agreement included as Exhibit 3 to this Schedule 13D, which is incorporated in this Item 5 in its entirety where such references and descriptions appear.

(13)
Number of shares and the percentage were calculated in accordance with Rule 13d-3 and reflect the total number of shares of Jupiter Media Metrix Common Stock that would have been outstanding as of October 25, 2001 giving effect to the issuance of approximately 408,534 shares issuable upon exercise of options exercisable on or within 60 days of October 25, 2001 held by stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated in this Item 6 by reference. Copies of the Merger Agreement, Stockholders Agreement and Loan and Security Agreement are included as Exhibits 2, 3 and 4, respectively, to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated November 1, 2001 by and among NetRatings, Inc., Sonoma Acquisition Corp., LLC, Nielsen Media Research, Inc., ACNielsen Corporation and VNU N.V.
Exhibit 2	Agreement and Plan of Merger, dated as of October 25, 2001, by and among NetRatings, Inc., Jupiter Media Metrix, Inc. and Sonoma Acquisition Corp., LLC.
Exhibit 3	Stockholders Agreement, dated as of October 25, 2001, by and among NetRatings, Inc., Sonoma Acquisition Corp., LLC and certain individuals, including all of Jupiter Media Metrix's directors.
Exhibit 4
Loan and Security Agreement, dated as of October 25, 2001, among NetRatings, Inc., Jupiter Media Metrix, Inc., AdRelevance, Inc., IRG Acquisition Corp., Jupiter Communications, Inc., MMXI Holdings, Inc. and Net Market Makers, Inc.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2001

NETRATINGS, INC.
By:	/s/ JACK R. LAZAR
	Name:	Jack R. Lazar
	Title:	Executive Vice President of Corporate Development, Chief Financial Officer and Secretary
SONOMA ACQUISITION CORP., LLC
By:	/s/ JACK R. LAZAR
	Name:	Jack R. Lazar
	Title:	Manager
NIELSEN MEDIA RESEARCH, INC.
By:	/s/ JAMES O'HARA
	Name:	James O'Hara
	Title:	Senior Vice President and Chief Financial Officer
ACNIELSEN CORPORATION
By:	/s/ EARL H. DOPPELT
	Name:	Earl H. Doppelt
	Title:	Executive Vice President and General Counsel
VNU N.V.
By:	/s/ MICHAEL P. CONNORS
	Name:	Michael P. Connors
	Title:	Executive Director

EXHIBIT INDEX

Exhibit No.	Exhibit
Exhibit 1	Joint Filing Agreement, dated November 1, 2001 by and among NetRatings, Inc., Sonoma Acquisition Corp., LLC, Nielsen Media Research, Inc., ACNielsen Corporation and VNU N.V.
Exhibit 2	Agreement and Plan of Merger, dated as of October 25, 2001, by and among NetRatings, Inc., Jupiter Media Metrix, Inc. and Sonoma Acquisition Corp., LLC.
Exhibit 3	Stockholders Agreement, dated as of October 25, 2001, by and among NetRatings, Inc., Sonoma Acquisition Corp., LLC and certain individuals, including all of Jupiter Media Metrix's directors.
Exhibit 4
Loan and Security Agreement, dated as of October 25, 2001, among NetRatings, Inc., Jupiter Media Metrix, Inc., AdRelevance, Inc., IRG Acquisition Corp., Jupiter Communications, Inc., MMXI Holdings, Inc. and Net Market Makers, Inc.

SCHEDULE 1

i.
DIRECTORS AND EXECUTIVE OFFICERS OF NETRATINGS—EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O NETRATINGS, INC., 890 HILLVIEW COURT, SUITE 300, MILPITAS, CALIFORNIA 95035, EXCEPT THAT THE BUSINESS ADDRESS OF (I) MESSRS LEONARD, MASTRELLI AND O'SHEA IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003; (II) MESSRS HARKNESS AND DIMLING IS C/O NIELSEN MEDIA RESEARCH, INC. 299 PARK AVENUE, NEW YORK, NEW YORK 10171; (III) MR. GEDDES IS C/O TRANS COSMOS U.S.A., INC., 777 108TH AVENUE N.E., BELLEVUE, WASHINGTON 98004; (IV) MR. CONNORS IS C/O ACNIELSEN CORPORATION, 177 BROAD STREET, STAMFORD, CONNECTICUT 06901; AND (V) MR. MERCER IS C/O TERALOGIC, INC., 1240 VILLA STREET, MOUNTAIN VIEW, CALIFORNIA 94041.
Name	Position with NetRatings	Present Principal Employment, if not Stated at Left
David J. Toth	Chief Executive Officer and Director
William Pulver	Chief Operating Officer and President
David A. Norman	Chairman of the Board	Private Investor
Charles E. Leonard	Director	Executive Vice President, VNU, Inc.
Thomas A. Mastrelli	Director	Chief Operating Officer, VNU, Inc.
Daniel O'Shea	Director	Chief Information Officer, VNU, Inc.
David Harkness	Director	Senior Vice President of Planning and Development, Nielsen Media Research, Inc
John A. Dimling	Director	Chairman and Chief Executive Officer, Nielsen Media Research, Inc.
James J. Geddes	Director	Managing Director, Trans Cosmos, U.S.A. Inc.
Michael P. Connors	Director	Vice Chairman, ACNielsen Corporation
Arthur F. Kingsbury	Director	Private Investor
D. Scott Mercer	Director	Vice President and Chief Financial Officer, TeraLogic, Inc.
Jack R. Lazar	Executive Vice President of Corporate Development, Chief Financial Officer, and Secretary
Charles L. ("Tim") Meadows	Executive Vice President of Products & Services
Terry Nolan	Vice President of Administration
David Muir	Vice President of Engineering

ii.
MANAGING MEMBERS OF SONOMA ACQUISISTION CORP., LLC—EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O NETRATINGS, INC., 890 HILLVIEW COURT, SUITE 300, MILPITAS, CALIFORNIA 95035.

Name	Position with Sonoma Acquisition Corp., LLC	Present Principal Employment, if not Stated at Left
David J. Toth	Managing Member	Chief Executive Officer and Director, NetRatings, Inc.
Jack R. Lazar	Managing Member	Executive Vice President of Corporate Development, Chief Financial Officer, and Secretary, NetRatings, Inc.
Jason L. Gray	Managing Member	General Counsel, NetRatings, Inc.
iii.
DIRECTORS AND EXECUTIVE OFFICERS OF NMR—EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O NIELSEN MEDIA RESEARCH, INC., 299 PARK AVENUE, NEW YORK, NEW YORK 10171 EXCEPT THAT THE BUSINESS ADDRESS OF MESSRS. HOBBS AND MASTRELLI IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003.

Name	Position with NMR	Present Principal Employment, if not Stated at Left
John A. Dimling	Chairman and Chief Executive Officer; Director
Thomas A. Mastrelli	Director	Chief Operating Officer, VNU, Inc.
Gerald S. Hobbs	Director	Chairman of the Board of Directors and Chief Executive Officer, VNU, Inc.
James O'Hara	Senior Vice President and Chief Financial Officer
Anita M. Rubino	Senior Vice President and Chief Human Resources Officer
John A. Loftus	Senior Vice President and Chief Communications Officer
Susan Whiting	President and Chief Operating Officer
iv.
DIRECTORS AND EXECUTIVE OFFICERS OF ACNIELSEN—EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O ACNIELSEN CORPORATION, 177 BROAD STREET, STAMFORD, CT 06901, EXCEPT THAT THE BUSINESS ADDRESS

  OF THOMAS A. MASTRELLI IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003.

Name	Position with NMR	Present Principal Employment, if not Stated at Left
Thomas A. Mastrelli	Director	Chief Operating Officer, VNU, Inc.
Michael P. Connors	Vice Chairman	Chairman and Chief Executive Officer of VNU Media and Information Group (a division of VNU N.V.)
Robert J. Chrenc	Chief Administrative Officer
Earl H. Doppelt	Executive Vice President and General Counsel	Executive Vice President and Chief Legal Officer of VNU, Inc.
v.
DIRECTORS AND EXECUTIVE OFFICERS OF VNU—EXCEPT AS OTHERWISE INDICATED, EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE NETHERLANDS. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O VNU N.V., CEYLONPOORT 5-25, 2037 AA HAARLEM, P.O. BOX 1, 2000MA HAARLEM, THE NETHERLANDS EXCEPT THAT BUSINESS ADDRESS OF MR. HOBBS IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003 AND THE BUSINESS ADDRESS OF MR. CONNORS IS C/O ACNIELSEN CORPORATION, 177 BROAD STREET, STAMFORD, CONNECTICUT 06901.

Name	Position with VNU	Present Principal Employment, if not Stated at Left
Piet A.W. Roef	Chairman of the Supervisory Board
Aad G. Jacobs	Vice Chairman of the Supervisory Board
Peter J. van Dun	Supervisory Director
Frank L.V. Meysman (citizen of Belgium)	Supervisory Director	Director and Executive Vice President of Sara Lee Corporation, Chicago, Illinois (consumer products)
Lien M.W.M. Vos-van Gortel	Supervisory Director	Member, Council of State (The Netherlands)
Joep L. Brentjens	Supervisory Director
Peter A.F.W. Elverding	Supervisory Director
Rob F. van den Bergh	Chairman of the Executive Board of Directors and Chief Executive Officer
Frans J.G.M. Cremers	Executive Director and Chief Financial Officer
Gerald S. Hobbs (citizen of USA)	Executive Director
Michael P. Connors (citizen of USA)	Executive Director	Vice Chairman of ACNielsen Corporation and Chairman and Chief Executive Officer of VNU Media and Information Group (a division of VNU. N.V.)

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE
EXHIBIT INDEX
SCHEDULE 1